                                                               Exhibit 99 (b)(6)

                                                                      Summary of
                                                                 Final Documents




                                Project Apostle

                               Executive Summary


                                29 October 1999




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Lazard Freres & Co. LLC                                             Confidential

Executive Summary
--------------------------------------------------------------------------------
Table of Contents

                                                                            Page
                                                                            ----
  I. Acquisition Transaction..............................................     1

 II. Retention Payments...................................................     8

III. Governance...........................................................    12

 IV. PIMCO Profit Sharing and Unit Purchase Plans.........................    15

  V. Allianz Fixed Income Assets..........................................    18

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Lazard Freres & Co. LLC                                             Confidential

Executive Summary
--------------------------------------------------------------------------------
I. Acquisition Transaction


     A.  Overview

     Through a series of related transactions, Allianz will acquire approximately 69% of the outstanding units of PIMCO Advisors LP (PALP), including all of the units held by PIMCO Advisors Holdings (PAH), and become the Managing General Partner of PIMCO Partners GP (Partners GP). Pacific Life will exchange approximately 31% of the Class A units for Class E units and enter into put/call arrangements with Allianz for the future disposition of its remaining economic interest.

     B.  Public Units of PIMCO Advisors Holdings LP

     Subject to approval of the PAH unitholders, an Allianz subsidiary will merge into PAH with PAH as the surviving entity. All of the PAH units will be converted into cash at the Unit Price (described below), and PAH units will cease to be publicly traded.

     C.  Employment Termination Agreements

     An Allianz subsidiary will offer to amend all of the outstanding employment termination agreements (ETAs) entered into in November 1994. The amendment will provide for (i) payment to the ETA holder of an amount equal to the Unit Price multiplied by the number of PALP units underlying his ETA (the ETA Payment), (ii) continuation of his covenant not to compete for the current term, but not more than five years from closing, and (iii) repayment of the ETA Payment if he violates his covenant not to compete during its term.

     With respect to the Cadence, NFJ and Parametric ETAs, approximately $16 per unit of each ETA Payment will be paid in cash directly to the ETA holder, and the balance will be paid in cash as the purchase price of his LP interest in Cadence Partners LP, NFJ Partners LP or Parametric Partners LP, as the case may be. The amendment will reference the sale of his LP interest to support the covenant not to compete.

     With respect to the Pacific Investment Management Company (PIMCO) ETAs, the ETA Payments will be paid directly to the ETA holders. The active PIMCO MDs will receive 16% of their ETA Payments in stock of Allianz AG, valued at $273.99 per share, and the balance will be paid in cash. Other PIMCO MDs will receive their ETA Payments in cash.

     PALP units underlying the ETAs of Edington and Rabinovich (collectively the Former MDs) will be exchanged for PALP Class B units in the PALP merger (described below). The Class B units will have a liquidation preference of the Unit Price, and a preferred distribution of 7.5% of the Unit Price per
     annum, payable quarterly.   The Class B units will be redeemed by PALP at
     the request of the Former MDs after five years from the Closing and will be redeemable by PALP after ten years from the Closing at the liquidation preference. At any time between Closing and the expiration of their original ETA noncompete covenants, the Former MDs may deliver an ETA Amendment





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Lazard Freres & Co. LLC                                                   Page 1
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Executive Summary
--------------------------------------------------------------------------------
I.  Acquisition Transaction (Cont'd)

     substantially in the form of that signed by the other PIMCO MDs at Closing and receive the liquidation preference. Under this option, the original ETA noncompete covenant will survive through the expiration of the original ETA noncompete term.

     D.  PALP Merger

     An Allianz sub will merge into PALP with PALP as the surviving entity. Except for the units held by Allianz and Pacific Life and their respective affiliates, all of the PALP Class A units will be converted into cash at the Unit Price.

     E.  Unit Options and Deferred Units

     Options on units will be converted into the right to receive cash in an amount equal to the difference between the Unit Price and the exercise price, plus interest at 8% per annum from the closing date, with payment expected to be approximately 100 days following closing.

     Deferred units will be converted into the right to receive cash equal to the Unit Price plus interest at 8% per annum from the closing date, payable as deferred units vest on the original vesting schedule.

     F.  Executive Deferred Compensation Plan

     Deferred compensation units and vested deferred restricted units will be exchanged for cash equal to the Unit Price.

     Unvested deferred restricted units will be converted into the right to receive cash equal to the Unit Price plus interest at 8% per annum from the closing date, payable as units vest on the original vesting schedule.

     Assets held by the Plan Trustee will be maintained in accounts for which investments will be individually directed by each participant.





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Lazard Freres & Co. LLC                                                   Page 2
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Executive Summary
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I.  Acquisition Transaction (Cont'd)


     G.  PIMCO ETAs

     The PIMCO MDs who accept Allianz's offer to amend their ETAs will receive the following ETA Payments:

                                                                      ETA Consideration
                                                              -----------------------------------------------
                                              ETA                                             AZ Shares (a)
                                                                                            -----------------
               Individual                     Units          Total            Cash          Shares      Total
               ----------                    ------         ------          ------          ------     ------
               Gross                          6.281         $243.4          $189.1           0.198     $ 54.3
               Muzzy                          1.942           75.2            58.5           0.061       16.8
               Hague                          1.067           41.3            32.1           0.034        9.2
               Harris                         1.067           41.3            32.1           0.034        9.2
               Powers                         1.067           41.3            32.1           0.034        9.2
               Thompson                       1.067           41.3            32.1           0.034        9.2
               Meiling                        1.586           61.5            61.5
               Podlich                        1.501           58.1            58.1
               Edington                       0.656           25.4            25.4  (b)
               Rabinovich                     1.170           45.4            45.4  (b)
                                             ------         ------          ------          ------     ------
               Total                         17.402         $674.3          $566.4           0.394     $107.9
                                             ======         ======          ======          ======     ======

                _________________
               (a) Assumes a share price of $273.99, based upon the 30-business day average price ending October 5, 1999.
               (b) Edington and Rabinovich will receive PALP Class B units.

     H.  Purchase of GP Interest in Partners GP

     Prior to closing, Allianz will acquire the GP interest in Partners GP held by Partners LLC for a nominal price in cash. Allianz would thereby become the managing partner of Partners GP.

     I.  Pacific Life

     As part of the transaction, Pacific Life will exchange all of its Class A units for Class E units. These preferred units will have a distribution equal to $1.05 per unit plus 20% of PIMCO's pre-bonus profits, calculated in accordance with the Profit Sharing Plan, but excluding the effects of
     (i) performance fees on the management of Allianz insurance assets, (ii) provision of subadvisory services to European retail assets sourced through Allianz, and (iii) the subsidy, if any, to the PIMCO bonus pool in 2001 and 2002.

     Allianz and Pacific Life will enter into a put/call arrangement for the eventual disposition of the Class E units. At the end of any calendar quarter, Pacific Life may put any or all of the Class E units at a price equal to (i) 14 multiplied by (ii) the distribution per unit paid during the four preceding calendar quarters (excluding Stocks-Plus performance fees) (Per Unit Purchase Price). The Per Unit Purchase Price will not be greater than $60 per unit.

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Lazard Freres & Co. LLC                                                 Page 3
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Executive Summary
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I.  Acquisition Transaction (Cont'd)


     At the end of any calendar quarter beginning December 31,2002, if the Per Unit Purchase Price is greater than $50, Allianz may call the Class E units at the Per Unit Purchase Price. At the end of any calendar year after a Change of Control occurs, Allianz may call the Class E units at the higher of the Unit Price or the Per Unit Purchase Price.

     J.  "Unit Price"

     The Unit Price will be equal to $38.75 per unit, provided, if the Revenue Run-Rate on the Unit Price Determination Date (the month end prior to closing) is less than 85% of the Revenue Run-Rate on September 30, 1999, the Unit Price will be reduced by 2% for each 1% below 85%, subject to a maximum reduction of 20%. For example:

                        Revenue        Unit       %
                        Run-Rate      Price   Reduction
                       -----------    ------  ---------
                       85% or more    $38.75     0%
                       80%             34.88    10%
                       75% or less     31.00    20%


     The Revenue Run-Rate is based upon annualized fees under all Advisory Agreements, excluding performance fees. Changes in the Revenue Run-Rate will result from net cash flows (including new accounts, account terminations, additions, withdrawals, distributions and reinvested income) since the definition excludes the impact of market fluctuations.

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Lazard Freres & Co. LLC                                                  Page 4
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Executive Summary
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I.  Acquisition Transaction (Cont'd)


     K.  Summary of Other Key Provisions of the Implementation and Merger
         Agreement

          . Representations and Warranties - The Pacific Life parties and Partners LLC will make various representations and warranties, including authorization to enter into the transaction, the accuracy and completeness of disclosed information and the absence of any material adverse change in the business. It is a condition to Allianz' obligation to close that these representations and warranties, as qualified, be true as of the signing of the definitive agreement and as of the closing.

          . Covenants - The Sellers will be required to conduct business in the ordinary course between signing and closing, with explicit limitations on permissible changes in capital structure, dividends, contractual obligations, etc.

             The Sellers also agree not to solicit any competing acquisition proposals, but will have a "fiduciary out" to consider bona fide unsolicited offers. If a competing proposal is accepted and the Allianz transaction is terminated, PALP will pay a $180 million breakup fee to Allianz.

             Negative consents will be sought for the assignment of each advisory contract and proxies will be solicited for each Investment Company (the cost of proxy solicitations for Funds and PAH unitholders will be borne equally by PALP and Allianz). Sellers will use commercially reasonable efforts to dispose of PIMCO Trust Co. and Columbus Circle Trust Company and will cooperate with Allianz in trying to obtain a revocation of the autonomy of Cadence and Parametric.

          . Conditions - Includes the usual closing conditions relating to absence of a material adverse change (excluding any reduction in the Revenue Run-Rate), receipt of government approvals, PAH unitholder approval, absence of injunctions and accuracy of reps and warranties. Gross and Thompson shall have entered into Employment Agreements and at least 60% of the active Managing Directors (other than Gross and Thompson) as of signing shall be employees as of closing. In addition, as of the Determination Date, the Revenue Run-Rate shall not be less than 75% of the Revenue Run-Rate as of September 30, 1999. Other conditions relate to the Continuing Investment Agreement with Pacific Life and the Indemnification Agreement.

          . Termination - Either party may terminate if the closing has not occurred by September 30, 2000. Allianz may terminate if the Revenue Run-Rate is less than 75% of the Revenue Run-Rate on September 30, 1999 for at least two consecutive calendar months.



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Lazard Freres & Co. LLC                                                   Page 5
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Executive Summary
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I.  Acquisition Transaction (Cont'd)


          . Indemnification - Pacific Life and the PIMCO MDs will indemnify Allianz for Losses resulting from breaches of representations, warranties and covenants under the Implementation and Merger Agreement. The representations and warranties will survive until the later of March 31, 2001 and the first annual audited financial statement of Advisors LP. However, the representations and warranties relating to taxes will survive until the expiration of the relevant statutory periods.

             A Covered Loss is a single claim which exceeds $5 million. The first $25 million of losses to Allianz (after insurance proceeds) resulting from Covered Losses (Allianz Losses) are not subject to indemnification. Allianz Losses in excess of $25 million (Indemnified Losses) will be allocated to Pacific Life and the PIMCO MDs in proportion to the PALP units beneficially owned by each of them just prior to closing, as a percentage of outstanding PALP units just prior to closing, regardless of fault.

             The PIMCO MDs will not indemnify Allianz for any Loss arising out of Cadence, NFJ or Parametric.

             Indemnification by PIMCO MDs will be capped at one-third of the Unit Price times the PALP units beneficially owned by them just prior to closing. Amounts payable under the PIMCO Retention Plan to the PIMCO MDs will be reduced by Indemnified Losses allocated to the PIMCO MDs, and if such reductions are not sufficient, amounts payable as the result of puts and calls under the Class B Unit Purchase Plan will then be reduced. No action will be brought against any MD personally. Any reduction to cover an Indemnified Loss not finally confirmed as such will be promptly paid to the PIMCO MDs with interest at 8%.




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Lazard Freres & Co. LLC                                                   Page 6
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Executive Summary
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I.   Acquisition Transaction (Cont'd)


       L.  Financial Summary
           ($ in millions)

                                                    Units (a)        Total
                                                     (000s)      Consideration
                                                   ----------    -------------
             Units Acquired:
                PIMCO Advisors Holdings                49,559       $ 1,920
                PIMCO Partners LLC                        142             6
                PALP Private Units                      3,697           143
                PIMCO Holding LLC (ETAs)               17,402           674 (b)
                Other ETAs                              1,445            56
                Deferred Comp. Plan:
                   Vested                               2,132            83
                   Unvested                               856            33
                Def. Restricted Units (Unvested)        1,518            59
                Deferred Units                          2,544            99
                Options, net                            4,085 (c)       158 (d)
                OGI Note                                  143             6
                                                     --------       -------
                   Total Units Acquired                83,525       $ 3,237
                                                     ========       =======
                      % Acquired                           69%
                   Implied Value for all Units        120,749       $ 4,679
                                                     ========       =======

             ________________
             (a) As of October 30, 1999.
             (b) Includes cash, Allianz common stock  and PALP Class  B units.
             (c) Option shares calculated using treasury stock method. Average strike price of $20.23 per unit.
             (d) Net of $174 million cash from exercise of options.



       Selected Reference Documents:

          .  Implementation and Merger Agreement
          .  Indemnification Agreement
          .  Continuing Investment Agreement
          . Second Amendment to Employment Termination and Non-Competition Agreement
          . First Amendment to the Executive Deferred Compensation Plan of PIMCO Advisors Holdings L.P. and PIMCO Advisors L.P.
          . Second Amendment to the 1998 Unit Incentive Plan of PIMCO Advisors Holdings L.P. and PIMCO Advisors L.P.


________________________________________________________________________________
Lazard Freres & Co. LLC                                                   Page 7
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Executive Summary
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II.  Retention Payments


       A. Senior MD Fixed Retention Awards

       A $391 million pool will be established for the Senior Managing Directors listed below. Recipients will execute five-year employment/non-solicitation agreements (except for Messrs. Podlich and Meiling, who will execute consulting/non-solicitation agreements). Each award will vest ratably over five years with the first 20% vesting on December 31, 2000. Payments will be made in cash on [a date which is the first anniversary of the closing date or a later date agreed by the parties] of the year following vesting.

       Breach of employment terms will result in forfeiture of unpaid retention bonus amounts; breach of competition/non-solicitation terms will additionally result in repayment of half of retention bonus amounts previously paid. Forfeited amounts will be reallocated to PIMCO executives not part of the original Senior MD group, but any reallocation must be related to a plan to replace the departed executive and requires the concurrence of the CEO of Allianz Asset Management (AAM).

       All Senior MD Fixed Retention Awards are subject to reduction in the event of Indemnified Losses under the Indemnity Agreement.

                                           Retention Awards
                                     ----------------------------
                                          Nominal          NPV
                                     -----------------
                    Individual       Annual      Total     @10%
                    ----------       ------     -------   -------
                    Gross            $ 34.8     $ 174.0   $ 131.9
                    Muzzy              10.8        54.0      40.9
                    Hague               6.0        30.0      22.7
                    Harris              6.0        30.0      22.7
                    Powers              6.0        30.0      22.7
                    Thompson            6.0        30.0      22.7
                    Meiling             4.4        22.0      16.7
                    Podlich             4.2        21.0      15.9
                                     ------     -------   -------
                                     $ 78.2     $ 391.0   $ 296.4
                                     ======     =======   =======

       B. Executive Fixed Retention Awards

       A $105 million pool will be established for other Managing Directors and officers of PIMCO. Unlike the Senior MD Fixed Retention Awards, Participants will not be required to execute employment agreements. Awards will vest over a three, four or five year period beginning December 31, 2000. Payments will be made in cash on [a date which is the first anniversary of the closing date or a later date agreed by the parties] of the year following vesting. The initial allocation of awards and reallocations of any forfeited awards require the concurrence of the CEO of AAM.

________________________________________________________________________________
Lazard Freres & Co. LLC                                                   Page 8
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Executive Summary
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II.  Retention Payments (Cont'd)


     C.  Variable Retention Payments

     Five annual Variable Retention Payments ranging from $0 to $24 million will be made to PIMCO employees who are not Managing Directors based on the three-year growth rate of Adjusted Operating Profit Available for Distribution (OPAD). The first three-year "Test Period" begins in 2000 and end in 2002; payments commence in 2003 on [a date which is the anniversary of the closing date or a later date agreed by the parties]. The Compensation Committee will allocate interests in each Variable Retention Payment in the quarter prior to the commencement of each three year period; additional allocations may be granted at any time prior to the Payment Date. The initial allocation of awards and reallocations of any forfeited awards require the concurrence of the CEO of AAM.

     The amount of the Variable Retention Payment will be based on the three-year average percentage growth (Growth Rate) of PIMCO's Adjusted OPAD, excluding the effect of services to affiliated portfolios (i.e., profit on the management of Allianz insurance assets), for the periods ending December 31 of each of the years 2002 through 2006. For each Test Period if the Growth Rate is:

         (1) 10% or less, no payment will be made;
         (2) greater than 10%, but less than 15%, the payment will be $1.8 million for each 1% greater than 10%;
         (3) greater than 15%, but less than 20%, the payment will be $9.0 million plus $3.0 million for each 1% greater than 15%; and
         (4) 20% or more, the payment will be $24 million.

     D.  Special Equity Incentive

     Bill Gross and Bill Thompson will each enter into seven-year employment agreements. In recognition of their anticipated contributions to both PIMCO and AAM, $50 million of restricted Allianz common stock (182,488 shares) would be awarded at closing, half to each.

     The stock would vest over five years:

       . Half would vest in equal annual amounts, contingent upon continued
         employment.
       . Half would vest in a proportion set each year at the discretion of the CEO of AAM.






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Lazard Freres & Co. LLC                                                   Page 9
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Executive Summary
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II.  Retention Payments (Cont'd)


     E.  Non-PIMCO Transition and Incentive Compensation

     Separate pools will be established for non-PIMCO employees to fund transition and retention payments for the Corporate Services Group and incentives for the Equity and Retail groups. These pools consist of fixed and performance components and aggregate between $66 - $141 million ($50 - $98 million), payable over seven years.

     The Corporate Services transition pool will consist of $9 million ($8 million NPV) of payments from 2000 to 2003. The Corporate Services retention pool consists of $39 million ($31 million of NPV) of payments from 2000 to 2004. Any unallocated amounts will be added to the Equity group performance pool

     Each of the Retail and Equity groups will have a separate performance pool. The Retail group performance pool will consist of payments from $0-$1 million per year, payable from 2000 to 2004. The amount of the payment will be determined by annual gross sales growth. If gross sales grow 6.7% or less, there will be no payment. If gross sales grow at 13.3% or more, then the payment will equal $1 million (aggregate NPV of $4 million). In between performance targets, the payment amount will be interpolated.

     The Equity group performance pool will consist of payments from $4 - $18 million per year, payable from 2002-2006. The Equity group performance pool will be further segmented into four pools, one for each equity style: value, GARP, growth and quantitative. Allocations among the equity styles and allocations to individuals will be assigned at the beginning of each three-year period. In aggregate, the Baseline payment for the entire Equity group will be $9 million (Baseline Amount) at a 10% revenue growth
     rate (Target CAGR).   For each style if the Target CAGR is

          (1) 6.7% or less, the payment will be 42% of the Baseline Amount;
          (2) 10%, the Baseline Amount will be paid;
          (3) 13.3% or more, the payment will be 204% of the Baseline Amount;
              and
          (4) in between performance targets, the payment will be interpolated.





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Lazard Freres & Co. LLC                                                  Page 10
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Executive Summary
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II.  Retention Payments (Cont'd)


     F.   Financial Summary

     The following chart summarizes the payments made under the various retention plans:

                                                                                                                   2000-2006
                                          -----------------------------------------------------------------    ------------------
                                           2000       2001       2002      2003     2004     2005     2006      Total     NPV@10%
                                          -----     -------    -------    ------   ------   ------   ------    ------     ------
Base Case:
---------
  Special Equity Incentive                $   50                                                               $   50     $   50
  Senior MD Fixed Retention                   78    $    78    $    78    $   78   $   78                         391        296
  PIMCO Retention Pool (a)
    Executive Fixed Retention                 21         21         21        21       21                         105         80
    Variable Retention Payments                                      9         9        9        9        9        45         28
  Non-PIMCO Retention Pools (b)               17         13         17        14       14        9        9        93         68
                                          ------    -------    -------    ------   ------   ------   ------    ------     ------
  Total                                   $  166    $   112    $   125    $  122   $  122   $   18   $   18    $  684     $  522
                                          ======    =======    =======    ======   ======   ======   ======    ======     ======

Minimum Case:
------------
  Special Equity Incentive                $   25                                                               $   25     $   25
  Senior MD Fixed Retention                   78    $    78    $    78    $   78   $   78                         391        296
  PIMCO Retention Pool (a)
    Executive Fixed Retention                 21         21         21        21       21                         105         80
    Variable Retention Payments                                      0         0        0        0        0         0          0
  Non-PIMCO Retention Pools (b)               17         13         11         9        9        4        4        66         50
                                          ------    -------    -------    ------   ------   ------   ------    ------     ------
  Total                                   $  141    $   112    $   110    $  108   $  108   $    4   $    4    $  587     $  451
                                          ======    =======    =======    ======   ======   ======   ======    ======     ======
Maximum Case:
------------
  Special Equity Incentive                $   50                                                               $   50     $   50
  Senior MD Fixed Retention                   78    $    78    $    78    $   78   $   78                         391        296
  PIMCO Retention Pool (a)
    Executive Fixed Retention                 21         21         21        21       21                         105         80
    Variable Retention Payments                                     24        24       24       24       24       120         75
  Non-PIMCO Retention Pools (b)               18         14         26        24       24       18       18       141         98
                                          ------    -------    -------    ------   ------   ------   ------    ------     ------
  Total                                   $  167    $   113    $   149    $  147   $  147   $   42   $   42    $  807     $  599
                                          ======    =======    =======    ======   ======   ======   ======    ======     ======

_______________________
(a)  Base Case: 15% Adj. OPAD growth.
     Minimum Case: 10% Adj. OPAD growth or less.
     Maximum Case: 20% Adj. OPAD growth or MORE.
(b)  Base Case: 10% Revenue or Sales growth.
     Minimum Case: 6.7% Revenue or Sales growth or less.
     Maximum Case: 13.3% Revenue or Sales growth or more.


          Selected Reference Documents:

               .  Transition and Retention Plan
               .  Retention Plan for Executives of PIMCO
                  -  Senior Managing Directors
                  -  Other Executives
               .  Form of Employment Agreement



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Lazard Freres & Co. LLC                                                  Page 11
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Executive Summary
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III. Governance


          A.  Limited Liability Company Agreement

          PIMCO will be converted to an LLC. The Agreement contemplates PALP being the sole member after PIMCO Management Inc. has been merged into PALP, resulting in the termination of PIMCO's structural semi-autonomy.

          PIMCO will be recapitalized with two classes of units: Class A Units, which are common equity, and Class B Units, which bear a special distribution that includes a share of the profits of Affiliated Fixed Income Managers. Class B Units will be sold to PIMCO Managing Directors pursuant to the Class B Unit Purchase Plan.

          B.  Written Consent

          The Managing Member of PALP (Allianz) will delegate all of its rights, powers and duties to manage and control PIMCO, except for certain reserved rights described below, to a Management Board composed of PIMCO Managing Directors. The delegation may be revoked at any time, but intervention in the absence of a Business Crisis will result in accelerated vesting and payment of various retention awards and Class B units (see C. below).

          Actions requiring prior approval:

               .  Financial matters
                  -  annual operating budget
                  - significant long-term contracts outside the ordinary course of business and not contemplated in the budget
                  -  significant capital expenditures not in the budget
                  - acquisitions and divestitures not in the ordinary course of business
                  -  incurrence of indebtedness
               .  Significant changes in the business and certain contracts
                  -  changes in the name, image or global branding
                  - introduction of new products that adversely alter the risk profile
                  -  entering a new line of business
                  - policies which impose a material burden on the Managing Member's other investment management businesses
                  -  activities which result in an Adverse Tax Event
                  -  amendment of certain Transaction Documents
               .  Compensation matters
                  - establishment or modification of any significant fringe benefit program
                  - modification of the Profit Sharing Plan, the Class B Unit Purchase Plan and the Retention Plan



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Lazard Freres & Co. LLC                                                 Page 12
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Executive Summary
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III. Governance (Cont'd)


          Actions requiring prior consultation:

               . allocation to Managing Directors of bonuses under the Profit Sharing Plan and Class B Units under the Unit Purchase Plan
               .  promotions to Senior Vice President or Executive Vice
                  President
               . nomination of new Managing Directors or material reassignment or change in the role of a Managing Director

          The Consent also provides for committees of the Management Board, including the Executive Committee and the Compensation Committee, and specifies procedures for electing the CEO and the CIO:

               . CEO will be nominated by majority board vote of the Management Board and require formal approval from the CEO of AAM after consultation with the CIO
               . CIO will be nominated by majority board vote of the Management Board and require formal approval from the CEO of AAM after consultation with the CEO
               .  If both the CEO and CIO are to be replaced:
                  - A MD will be appointed as CIO for a one-year trial term by a super-majority vote following the Management Board's consultation with Allianz
                  - A person will be appointed as the CEO for a one-year trial term by Allianz after consultation with the Management Board
                  - At any time during the one-year term, the CEO of AAM can ratify the CIO's position, and the CEO's position can be affirmed by a super-majority board vote of the Management Board
                  - If either fails to be affirmed, then both will be terminated from their positions and the procedure will begin again



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Lazard Freres & Co. LLC                                                  Page 13
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Executive Summary
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III.   Governance (Cont'd)


          C.  Revocation of the Delegation; "Business Crisis"

          The side letter to the Written Consent sets forth the consequences of revoking the delegation or interfering in the conduct of PIMCO's business under any circumstances unless the Managing Member has made a good faith determination that internal circumstances exist at PIMCO which have not effectively been addressed by management and which, if continued, would likely result in a substantial impairment to the value of PIMCO (a "Business Crisis").

          These consequences include:

               . Amounts due under the Retention Plan would immediately vest and be payable according to the original schedule. The covenant not to compete or solicit would continue for the lessor of 18 months or the original term, but the obligation to repay 50% of the payments previously made for violating this covenant would cease.

               . All shares of Allianz stock issued to Gross and Thompson under the Restricted Stock Agreements would immediately vest.

               . All Class B Unit repurchase rights upon Termination or Disability would be cancelled. All Class B units would be puttable at the greater of the then Put Price or the Put Price calculated as of the date of intervention and callable at the greater of the then Call Price or the Call Price as of the date of intervention.



          Selected Reference Documents:

               . Limited Liability Company Agreement of Pacific Investment Management Company LLC

               . Written Consent of the Managing Member of Pacific Investment Management Company LLC

               . Letter agreement between Allianz and Pacific Investment Management Company

               . Memorandum dated October 31, 1999 addressed to William S. Thompson from Joachim Faber


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Lazard Freres & Co. LLC                                                  Page 14
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IV.  PIMCO Profit Sharing and Unit Purchase Plans


       A. PIMCO Non-Qualified Profit Sharing Plan

      The Plan supercedes the 1994 Plan and amends it in several important respects. Among the changes:

          . The Profit Sharing Percentage is set at 42% for 2000, declining by 3% per annum to 30% in 2004 and each year thereafter

          . OPAD will not reflect any deductions for retention payments (including amounts equal to cash principal repayments made by employees in respect of promissory notes (Notes) to acquire PIMCO Class B units)

          . Adjusted Net Profit is broadened to include earnings from Affiliated Fixed Income managers

          . The Profit Participation Pools in 2000 and 2001 reflect a minimum of $10 million annual contribution from services to insurance portfolios of Affiliated Fixed Income Managers

       B. Unit Purchase Plan

       PALP will sell interests entitled to receive 15% of PIMCO's pre-profit sharing OPAD in the form of Class B units to PIMCO employees over the next five years, beginning January 1, 2000. 3% will be sold each year. PIMCO's Compensation Committee will determine the allocation of purchases among eligible employees. Among the key terms:

          . Purchase Price - Participants will purchase the units at Fair Market Value (currently estimated at 6x trailing pro forma OPAD)

          . Payment for Purchase - Payment will be in full recourse Notes (currently estimated interest rate of 7%). Principal will amortize for each series of Notes as indicated below; the base compensation of Participants will be increased by the amount of principal amortization. Notes may not be prepaid.

                      Units                  Amortization
                                  ----------------------------------
                    Purchased     2004     2005   2006   2007   2008
                    ---------     ----------------------------------
                      2000        100%
                      2001          0%     100%
                      2002          0%      50%    50%
                      2003          0%      33%    33%    33%
                      2004          0%       0%    33%    33%    33%

          . Termination of Employment - Upon termination for any reason other than death or disability, PALP shall have the right to repurchase a number of units equal to the unpaid principal balance of the Note divided by the purchase price. PALP will acquire the units by canceling the unpaid balance of the Note.


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Lazard Freres & Co. LLC                                                  Page 15
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Executive Summary
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IV.  PIMCO Profit Sharing and Unit Purchase Plans (cont'd)

          . Death or Disability - In this event PALP will repurchase "paid" units at the Special Call Price (an average of the Put and Call prices), with the number of "paid" units equal to 20% for each year prior to termination. The remaining units will be purchased by canceling a pro rata portion of the unpaid Note balance.

          . Call Rights - PALP will have the right on March 31 of each year to call up to 20% of Released Units (corresponding to the amortization of the Note). PALP also has the right to call some or all of the units held by terminated employees on March 31 of the year following the calendar year of termination and the first, second and third anniversaries thereafter.

          . Put Rights - Participants will have identical put rights to PALP, except that the annual put right is cumulative.

          . Put and Call Prices - Put and call prices will be determined with reference to (i) the Class B distribution amount for the calendar year most recently ended multiplied by (ii) the applicable multiple, which will depend upon PIMCO's weighted average three-year investment performance for the three calendar years most recently ended (see below) multiplied by (iii) 1.02.

                                                 Applicable Multiple
                                                 -------------------
                                                    Call      Put
                                                 ---------- --------
                    3-Year Performance:
                    ------------------
                      1st Quartile                  14.0x    12.0x
                      2nd Quartile                  12.0     10.0
                      3rd Quartile                  10.0      8.0
                      4th Quartile                  10.0      6.0

          . Third/Fourth Quartile Performance Adjustment - If PIMCO's investment performance is in the third or fourth quartile, the Call Multiples above are multiplied by a factor (the "CAGR Factor") which depends upon the most recent three-year annual growth rate in Adjusted Net Profit.

                         3-Year Adjusted       CAGR
                         Net Profit CAGR      Factor
                         ---------------   ------------
                              5% or Less       0.5

                               5% to 15%   Interpolated

                          15% or Greater       1.0


             PALP may choose either to exercise its call without regard to the CAGR Factor or suspend its call until the earlier of (i) two years or (ii) March 31 of the year following the calendar year in which investment performance is in the first or second quartile.

          . Investment Performance - The audited AIMR composite return for portfolios employing PIMCO's Full Authority Composite Total Return investment methodology will be compared with the Frank Russell Universe of institutional portfolios most nearly corresponding to the investment objectives of the Total Return methodology.


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Lazard Freres & Co. LLC                                                  Page 16
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Executive Summary
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IV.  PIMCO Profit Sharing and Unit Purchase Plans (cont'd)


          . Reduction of Payments - All amounts owed to Senior MDs under the Class B Unit Purchase Plan on puts or calls are subject to reduction in the event of Indemnified Losses under the Indemnify Agreement.

          . Transfer Restrictions - Participants may not Transfer any Units except with the consent of Allianz. Allianz will not unreasonably withhold such consent if the Transfer relates to charitable or estate planning purposes.


       C.    Financial Summary

       The following financial analysis illustrates the present value (at a 12% discount rate) of the Unit Purchase Plan at various operating income growth rates and investment performance quartiles. "Net PV" adjusts the "Gross PV" to reflect the reduction in cash flows to unit holders at lower bonus pool percentages. All amounts are presented on an after-tax basis.

                                     -----------------------------------------    ---------------------------------------
     Performance Quartile:              1st      2nd      3rd         4th          1st       2nd      3rd        4th
     Call Multiple:                     14x      12x      10x         10x          14x       12x      10x        10x
                                     -----------------------------------------    ---------------------------------------
                                                      Gross PV                               Income Multiple
                                                     (After tax)                              (After tax)
     Operating Income:
          0% Growth                  $  321   $  285   $  158       $ 158  (a)    12.4x    11.0x     6.1x  (a)   6.1x (a)
          5% Growth                     449      397      217         217  (a)    17.3     15.3      8.3   (a)   8.3  (a)
          10% Growth                    621      548      386         386  (b)    23.9     21.1     14.8   (b)  14.8  (b)
          15% Growth                    852      751      651         651         32.8     28.9     25.0        25.0
          20% Growth                  1,160    1,022      883         883         44.6     39.3     34.0        34.0

                                                       Net PV                                         IRR
                                                     (After tax)                                  (After tax)
     Operating Income:
          0% Growth                  $  145   $  109     ($19)  (a)  ($19) (a)      62%      53%       2%  (a)     2% (a)
          5% Growth                     233      182        1   (a)     1  (a)      78%      68%      13%  (a)    13% (a)
          10% Growth                    354      282      119   (b)   119  (b)      94%      84%      52%  (b)    52% (b)
          15% Growth                    518      418      317         317          109%      99%      86%         86%
          20% Growth                    739      600      462         462          124%     113%     100%        100%

     ________________________
     Note: PV calculated using a 12% discount rate.
     (a) Assumes 5.0x exit multiple due to growth multiplier.
     (b) Assumes 7.5x exit multiple due to growth multiplier.

       Selected Reference Documents:

          .  PIMCO Non-Qualified Profit Sharing Plan
          .  PIMCO Class B Unit Purchase Plan
          .  Unit Purchase Agreement


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Lazard Freres & Co. LLC                                                  Page 17
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Executive Summary
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V.   Allianz Fixed Income Assets


     A.    Allianz Insurance Assets

     In 2000, PIMCO will begin to manage approximately $100 billion of Allianz Group affiliated portfolios. A substantial portion of the resources required to manage and service these portfolios will be transferred from investment operations of Allianz.

     PIMCO will receive a management fee with base and performance components. The base fee will equal 2 basis points on Life/Health and P&C insurance assets (approximately 89% of the portfolio). For Euroland and Europe funds (11% of the portfolio), the base fee will equal 5 basis points.
     Performance fees are calculated quarterly based upon trailing four quarters performance and will be based upon sharing the portfolio return (before fees) in excess of specified benchmarks, as outlined below:

          (a) Life/Health insurance assets:  Alpha below 10 basis points, 0% of alpha;
                                             Alpha of 11-21 basis points, 30% of
                                             alpha;
                                             Alpha of 22-50 basis points, 50% of
                                             alpha;
                                             Cap at 50 basis points.

          (b) P&C insurance assets:          Alpha below 10 basis points, 0% of
                                             alpha;
                                             Alpha of 11-40 basis points, 30% of
                                             alpha;
                                             Alpha of 41-80 basis points, 50% of
                                             alpha;
                                             Cap at 80 basis points.

          (c)  Euroland funds:               Alpha below 10 basis points, 0% of
                                             alpha;
                                             Alpha of 11-43 basis points, 30% of
                                             alpha;
                                             Alpha of 44-86 basis points, 50% of
                                             alpha;
                                             Cap at 86 basis points.

          (d)  Europe funds:                 Alpha below 10 basis points, 0% of
                                             alpha;
                                             Alpha of 11-51 basis points, 30% of
                                             alpha;
                                             Alpha of 52-102 basis points, 50%
                                             of alpha;
                                             Cap at 102 basis points.

     In 2000 and 2001, Allianz will reimburse PIMCO with respect to services relating to insurance portfolios of affiliated European entities, after taking into account PIMCO's reasonable expenses allocable to these services, in an amount calculated to yield profits from these services which will result in a $10 million accretion to PIMCO's bonus pool. An annual plan of expense increases related to such services will be agreed between the CEO of PIMCO and the CEO of AAM.




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Lazard Freres & Co. LLC                                                  Page 18
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Executive Summary
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V. Allianz Fixed Income Assets (cont'd)

     B.   European Retail Assets

     AAM manages approximately $3.8 billion and $12.1 billion in German and other European retail fixed income assets, respectively, as of June 30th. Pacific Investment Management will provide model portfolios for these retail funds and receive 30% of the management fees on German assets and 5 bps on other European assets. Pacific Investment Management will not be responsible for distribution or other costs with respect to these assets. As new retail fixed income funds are developed, Pacific Investment Management would serve as manager or sub-advisor for which it would receive arms-length advisory fees.

     C.   European Institutional Assets

     AAM manages approximately $7.4 billion in European institutional fixed income assets. Pacific Investment Management will assume responsibility for management of these assets and the related financial result. Allianz will reimburse Pacific Investment Management to the extent contributed revenues do not cover contributed costs.

     D.   Assets Under Management

     The following chart summarizes the estimated Allianz fixed income assets to be managed by PIMCO.

                                                                                               CAGR
                                       -----------------------------------------------------
                                         1999  (a)      2000           2001           2002     99-02
                                       --------       --------       --------       --------   -----
     German Insurance Assets:
       Life Assets                     $ 73,689       $ 78,847       $ 84,367       $ 90,272       7%
       P&C Assets                        12,166         13,018         13,929         14,904       7
       Euroland Funds                     7,598          8,130          8,699          9,308       7
       Europe Funds                       3,038          3,251          3,478          3,722       7
                                       --------       --------       --------       --------
         Total Insurance Assets          96,491        103,245        110,473        118,206       7
                                       --------       --------       --------       --------
         % of Total AUM                      81%            79%            75%            71%


     Third-Party Retail:
       Germany                            3,840          5,091          7,197          9,828      37
       Europe (Ex. Germany)              12,100         13,310         15,573         19,154      17
                                       --------       --------       --------       --------
         Total Retail                    15,940         18,401         22,770         28,983      22
                                       --------       --------       --------       --------
         % of Total AUM                      13%            14%            15%            17%


     Third-Party Institutional:
       Germany                            1,860          3,130          6,139          9,249      71
       Europe (Ex. Germany)               5,500          6,435          7,658          9,342      19
                                       --------       --------       --------       --------
         Total Institutional              7,360          9,565         13,797         18,591      36
                                       --------       --------       --------       --------
         % of Total AUM                       6%             7%             9%            11%

     Total AUM                         $119,791       $131,212       $147,039       $165,780      11%
         Period Growth                       --             10%            12%            13%

     __________________________
     (a) As of June 30, 1999.

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Lazard Freres & Co. LLC                                                  Page 19
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Executive Summary
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V.   Allianz Fixed Income Assets (cont'd)


        E.    Westport

        The fixed income management activities of Allianz Fixed Income (Westport) would become integrated in the investment process of PIMCO. Westport would participate in developing jointly with PIMCO the model portfolios used in the management of the assets of the Allianz US insurance operations and Westport would maintain client servicing responsibilities. Westport would add business development activities in order to manage third party insurance and other assets alongside the portfolios of affiliated insurance companies. The management of "third party" assets would be integrated into PIMCO with the servicing of these clients remaining at Westport, as deemed appropriate by the CEO of PIMCO. The profit (loss) from the management of Westport's third party fixed income assets would be reflected in PIMCO's financial results.


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Lazard Freres & Co. LLC                                                  Page 20
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Executive Summary
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V. Allianz Fixed Income Assets (cont'd)

     F.   Preliminary Financial Analysis

     The following financial analysis is based on financial projections provided by AAM and expense projections provided by PIMCO. For the insurance assets, low and high scenarios have been developed to estimate the potential range of performance fees. The retail and institutional revenue and fee arrangements are described above.

     AAM has provided a breakdown of the estimated personnel costs and associated overhead and allocations. In addition, PIMCO has developed estimates of the incremental costs necessary to manage these assets. These expenses do not include any costs for the PIMCO's existing European operations.

     The estimated bonus contribution has been adjusted to reflect the lower profit sharing percentages resulting from the bonus equitization plan as well as the guaranteed $10 million impact from the insurance assets in 2000 and 2001.

                                                  2000                 2001                 2002
                                            ---------------      ---------------       ---------------
                                             Low      High         Low     High         Low      High
                                            ------   ------      ------   ------       ------   ------
          Insurance:
            Revenues                        $ 25.9   $ 35.0      $ 27.7   $ 37.5       $ 29.6   $ 40.1
            Allianz Expenses                 (19.2)   (19.2)      (20.6)   (20.6)       (22.0)   (22.0)
            PIMCO Expenses                    (4.2)    (4.2)       (6.2)    (6.2)        (6.2)    (6.2)
                                            ------   ------      ------   ------       ------   ------
             Contribution                      2.5     11.6         0.9     10.7          1.4     11.9
                                            ------   ------      ------   ------       ------   ------
          Retail:
            Revenues                          13.5     13.5        18.9     18.9         27.5     27.5
            PIMCO Expenses                    (0.9)    (0.9)       (1.4)    (1.4)        (1.6)    (1.6)
                                            ------   ------      ------   ------       ------   ------
             Contribution                     12.6     12.6        17.5     17.5         25.9     25.9
                                            ------   ------      ------   ------       ------   ------
          Institutional:
            Revenues                          12.4     12.4        21.1     21.1         31.6     31.6
            Allianz Expenses                 (12.4)   (12.4)      (12.9)   (12.9)       (13.4)   (13.4)
            PIMCO Expenses (a)                (2.3)    (2.3)       (3.8)    (3.8)        (4.2)    (4.2)
            Reimbursement                      0.1      0.1         0.0      0.0          0.0      0.0
                                            ------   ------      ------   ------       ------   ------
             Contribution                     (2.2)    (2.2)        4.4      4.4         14.0     14.0
                                            ------   ------      ------   ------       ------   ------
          Total Income                        12.9     22.0        22.9     32.7         41.3     51.8

          Bonus Pool %                          42%      42%         39%      39%          36%      36%

          Contribution to Bonus Pool        $  5.4   $  9.2      $  8.9   $ 12.7       $ 14.9   $ 18.7
            Insurance Reimbursement            9.0      5.1         9.6      5.8          0.0      0.0
                                            ------   ------      ------   ------       ------   ------
          Contribution to Bonus Pool        $ 14.4   $ 14.4      $ 18.6   $ 18.6       $ 14.9   $ 18.7
                                            ======   ======      ======   ======       ======   ======

          ______________________
          (a) Expenses not directly related to contributed revenues and therefore not subject to AAM cost reimbursement

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Lazard Freres & Co. LLC                                                  Page 21
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Executive Summary
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V.   Allianz Fixed Income Assets (cont'd)

     Selected Reference Documents:

          . Letter agreement between Allianz and Pacific Investment Management Company
          .  Memorandum dated October 29, 1999 addressed to William S.
             Thompson from Joachim Faber



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Lazard Freres & Co. LLC                                                  Page 22